Exhibit 99.1

Alibaba Group Enters into Settlement of
Federal Securities Class Action Initiated in January 2015

Alibaba Group Holding Limited (“we,” or the “Company”) and certain of our current and former executives (collectively, “Defendants”) have entered into a settlement agreement to resolve a consolidated class action lawsuit that has been pending since January 2015.  The settlement agreement expressly provides that the settlement does not constitute an admission or finding that the claims asserted had any merit.

We expect that, upon approval by the court, the settlement will bring to an end all pending securities litigation against the Company and its executive officers and directors.

As previously disclosed in our SEC filings, Defendants have been the subject of a consolidated class action lawsuit captioned Christine Asia Co., Ltd. et al. v. Alibaba Group Holding Limited et al., No. 1:15-md-02631-CM (S.D.N.Y.) (the “Federal Action”).  The seven lawsuits that had been centralized into the Federal Action were filed in January and February 2015 in the wake of the posting of a so-called “white paper” on the State Administration for Industry and Commerce (“SAIC”) website in January 2015 that referred to a meeting between Alibaba and certain regulators in July 2014.  The so-called “white paper,” which the SAIC later clarified had no legal effect, was removed by the SAIC from its website within one day.  The Federal Action brought claims for alleged violations of the United States Exchange Act of 1934 on behalf of a class of investors who purchased Alibaba’s American Depositary Shares (“ADS”) or purchased call options or sold put options on Alibaba ADS between September 19, 2014 and January 28, 2015 (the “Class”).

On April 26, 2019, Defendants entered into a definitive settlement agreement pursuant to which we agreed to pay US$250 million to settle the Federal Action.  No contribution will be made by any Defendant other than the Company.  Under the terms of the settlement, all Defendants will receive a full release of all claims brought in the Federal Action.

The Federal Action settlement is subject to court approval.  We anticipate that Class members will receive notice of the proposed settlement, after which they will have the opportunity to object to the fairness and adequacy of the settlement or to exclude themselves from the Class.  We anticipate, subject to court approval, that a hearing on the final approval of the settlement will take place in or around October 2019.